FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               November 8, 2002


                              BRITISH ENERGY PLC
                              (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         Announcement, re:  Regulatory Approval
              dated 7 November 2002

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Exhibit No. 1


Further to the announcements made on 16 July 2002, by ScottishPower, Scottish and Southern Energy and British Energy (the Parties) regarding revised terms of the Nuclear Energy Agreement (NEA), the Parties welcome today's decision by Ofgem to approve the revised terms.

The revised terms have also been notified to the European Commission with respect to the existing exemption of the NEA under Article 81(3) of the EC Treaty and a response from the Commission is expected shortly. A further announcement by the Parties will be made then.

For further information:

ScottishPower
Andrew Jamieson     Head of Investor Relations               0141 636 4527
Colin McSeveny      Group Media Relations Manager            0141 636 4515


Scottish and Southern Energy
Alan Young          Director Of Corporate Communications     0870 900 0410
Denis Kerby         Investor Relations Manager               0870 900 0410

British Energy
Paul Heward         Director of Investor Relations           01355 262201
David Wallace       Media Relations Manager                  01355 262574

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 8, 2002                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations